

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2020

Jonathan Cross
President
Capital Access Point III, Inc.
c/o Shefford Advisors, LLC
477 Madison Avenue, Sixth Floor
New York, New York 10022

> **Re: Capital Access Point III, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed February 25, 2020**
> **File No. 000-56138**

Dear Mr. Cross:

We issued comments on the above captioned filing on March 5, 2020. On June 18, 2020, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Long at 202-551-3765 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction